

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Alexander Gersh
Chief Financial Officer
Sportradar Holding AG
150 South 5th St., Suite 400
Minneapolis, MN 55402

      Re: Sportradar Holding AG
          Amendment No. 3 to Draft Registration Statement on Form F-1
          Submitted July 22, 2021
          CIK No. 0001836470

Dear Mr. Gersh:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2021 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted on July 22, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

1.   Please file your acquisition agreement for Atrium Sports, Inc., as required by Item 601(b)(2) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 5. Revenue from Contracts with Customers, page F-28

2.   You state in your response to prior comment 6 that single match bookings (SMBs) are typically premium events, however, your disclosures on page F-28 indicate that SMBs are used when the client exceeds the aggregate number of matches per the contract. Please clarify this apparent inconsistency and revise your disclosures as necessary.

3.   Your response to prior comment 6 indicates that SMBs are treated as a separate contract, however, you also refer to a separate performance obligation to deliver real-time data for each match ordered.   Further, your footnote disclosures on page F-28, indicate that it is common for the betting data and betting entertainment contracts to include SMB fees options. Please clarify whether SMBs are considered a separate performance obligation in your betting data and betting entertainment contracts or a separate contract and revise your disclosures as necessary.

Note 11. Subsequent Events , page F-72

4.   Please address the following as it relates to the information provided in Exhibit A:
   • Describe further the non-market performance vesting and service vesting conditions for the participation certificates and explain how such terms factored into your allocation of the fair value between consideration and remuneration.
   • Tell us the specific terms of the merger agreement and participation certificates considered in determining whether the certificates should be accounted for as contingent consideration or remuneration and address how you applied the various indicators in IFRS 3.B55 in accounting for such consideration.
   • Explain further how you valued any repurchase provisions and the specific accounting guidance considered.
   • Provide us with specific terms as defined in the merger agreement that may help support your allocation of the fair value.

5.   You state on page 85 that the fair value of the 1,805 participation certificates issued in the Atrium acquisition was determined to be €22 million as of May 6, 2021, of which €9 million was determined to be part of the purchase consideration and the remaining €13 million was remuneration. Please reconcile these amounts to those used in your investment test calculation or revise accordingly.

General

6.   We note you present EBITDA for the year ended December 31, 2020 in your graphics. Please revise to label the measure as "Adjusted EBITDA" and disclose the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John Slater